714164 DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

02014051

February 1, 2002

Michael J. Coleman
Shearman & Sterling
1550 El Camino Real
Menlo Park, CA 94025

NO ACT
P.E 12-14-01
132-02330

Act 1934
Section
Rule 14A-8
Public Availability 2/1/2002

Re: Adobe Systems Incorporated
Incoming letter dated December 14, 2001

Dear Mr. Coleman:

This is in response to your letters dated December 14, 2001 and January 22, 2002 concerning the shareholder proposal submitted to Adobe Systems Incorporated by CREF. We also have received a letter from the proponent dated January 14, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Peter C. Clapman
Senior Vice President and Chief Counsel
Corporate Governance
TIAA-CREF
730 Third Avenue
New York, NY 10017-3206

SHEARMAN & STERLING

FAX: 650-330-2299

1550 EL CAMINO REAL
MENLO PARK, CA 94025
650 330-2200

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MANNHEIM
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO

WRITER'S DIRECT NUMBER:
(650) 838-3711

December 14, 2001

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Stockholder Proposal for Inclusion in
<u>Adobe Systems Incorporated 2002 Annual Proxy Statement</u>

Ladies and Gentlemen:

On behalf of our client, Adobe Systems Incorporated, a Delaware corporation (the "Company" or "Adobe"), and in accordance with Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby file six copies of the Proposal (as defined below) submitted for inclusion in the Company's proxy statement for its 2002 Annual Meeting of Stockholders (the "Proxy Statement"), the supporting statement thereto, and a copy of this letter. The Company currently expects to hold its 2002 Annual Meeting of Stockholders in April 2002 and to distribute the Proxy Statement on or about March 5, 2002.

By letter dated October 30, 2001, Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") submitted a proposal (the "Proposal"), together with a supporting statement (the "Supporting Statement"), to the Company for inclusion in the Proxy Statement. The Proposal, with its Supporting Statement, is attached hereto as Exhibit A. The Proposal states:

> RESOLVED: That the shareholders request the Board of Directors to submit all equity compensation plans (other than those that would not result in material potential dilution) to shareholders for approval.

After careful consideration, the Company intends to omit the Proposal and the Supporting Statement from its Proxy Statement. It is the Company's view that the Proposal and Supporting Statement may be properly omitted for the following, separately sufficient, reasons:

1. The Proposal deals with matters relating to the conduct of ordinary business operations of the Company, and may be omitted in accordance with Rule 14a-8(i)(7);

2. The Proposal has been substantially implemented, and may be omitted in accordance with Rule 14a-8(i)(10); and

3. Portions of the Supporting Statement are false and/or misleading with respect to material facts, or omit to state material facts necessary in order to make the Supporting Statement not false or misleading, and may be omitted in accordance with Rule 14a-8(i)(3).

In accordance with Rule 14a-8 promulgated under the Exchange Act and the discussion below, we hereby request the concurrence of the Division of Corporate Finance (the "Division") of the Securities and Exchange Commission (the "Commission") that no enforcement action will be recommended against the Company if the Proposal and the Supporting Statement are omitted from the Company's Proxy Statement.

I. Under Rule 14a-8(i)(7), the Proposal may be omitted because it would interfere with the conduct of ordinary business operations.

Rule 14a-8(i)(7) provides that a registrant may omit a proposal from its proxy statement if it "deals with a matter relating to the company's conduct of ordinary business operations." The purpose of Rule 14a-8(i)(7) is to allow companies to exclude stockholder proposals that deal with ordinary business on which stockholders, as a group, "would not be qualified to make an informed judgement, due to their lack of business expertise and their lack of intimate knowledge of the issuer's business." Release No. 34-12999 (November 22, 1976). The Commission stated in its Release accompanying the amendments to Rule 14a-8 during 1998 that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for stockholders to decide how to resolve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998).

A. The Proposal addresses "general compensation matters."

The Proposal addresses "general compensation matters" because it applies to equity compensation plans designed for the benefit of the Company's employees generally and is not limited to plans that apply to executive officers. Accordingly, the Proposal relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

The Division has stated that proposals addressing "executive compensation" raise "significant policy issues" and do not relate to a registrant's "ordinary business." Therefore, such proposals cannot be excluded from a registrant's proxy materials. Reebok International

SFDOCS01/213191.10

Limited (March 16, 1992) (proposal requested that a compensation committee be established to evaluate executive compensation). The Commission has drawn a distinction between compensation paid to directors and executive officers and compensation paid to other employees:

> The Commission continues to regard issues affecting CEO and other senior executive and director compensation as unique decisions affecting the nature of the relationship among shareholders, those who run the corporation on their behalf and the directors who are responsible for overseeing management performance. Consequently, unlike proposals relating to the rank and file workforce, proposals concerning senior executive and director compensation are viewed by the Commission as inherently outside the scope of normal or routine practices in the running of the company's operations.

Xerox Corporation (available March 25, 1993).

If adopted, the Proposal requests that Adobe submit for stockholder approval of the equity compensation plans benefiting all employees of Adobe, not simply those plans covering executive officers and directors. The Adobe Systems Incorporated 1999 Nonstatutory Stock Option Plan (the "1999 Plan"), the Company's only equity compensation plan that has not been submitted to Adobe's stockholders for their approval, is a "broadly based" plan pursuant to which equity awards have not been granted to directors and executive officers of Adobe. Each of Adobe's equity compensation plans pursuant to which Adobe directors and executive officers have been granted awards has been approved by Adobe's stockholders. Therefore, because the Proposal is not limited to equity compensation plans that benefit executive officers and directors of Adobe, the Proposal relates to "general compensation matters" and it may be excluded under Rule 14a-8(i)(7).

The Division has concurred in the exclusion of proposals that were not clearly limited to executive officers on the basis that the proposals related to "general compensation matters." Huntington Bancshares (January 11, 2001) (proposal requested that a company plan be amended so that cash incentive awards would be based not only on return on average stockholders equity, but also return on average assets and customer satisfaction surveys). The Division has consistently acknowledged that proposals addressing a company's "general compensation matters," including stock-based compensation, are within the "ordinary business operations" exclusion under Rule 14a-8(i)(7). ConAgra Foods, Inc. (June 8, 2001) (proposal amending equity plan terms and requiring accounting changes); Sempra Energy (January 30, 2001) (proposal recommended limitations on the issuance of stock options and stock derivatives).

For example, in AT&T Corp. (February 28, 2000), the Division concurred in the exclusion of a proposal seeking to modify a stock-based incentive plan, pursuant to which the company made stock option grants to all employees. In that instance, the Division acknowledged that the proposal addressed the company's "ordinary business operations (i.e., general compensation matters)." See also Bio-Technology General Corp. (April 28, 2000) (proposal excluded because it applied to a plan in which substantially all employees were eligible to participate). Therefore, while executive officer compensation alone may be the proper subject matter of a shareholder proposal, if executive compensation and general employee compensation are intertwined in a proposal, the Division has determined that the proposal is not a proper subject matter for the shareholder proposal and may be excluded as relating to ordinary business operations. Comshare, Incorporated (September 5, 2001).

The Proposal, if adopted, would limit Adobe's ability to grant options to rank-and-file employees. The 1999 Plan is the only equity compensation plan that has not been approved by Adobe's stockholders. The 1999 Plan permits the Company to grant stock options to employees and consultants and does not limit participation to executive officers. Indeed, to date, stock options have been granted under the 1999 Plan to approximately 3,676 employees, of whom only approximately seven later became executive officers; the options were granted to those persons before they were promoted to officer positions.

By its terms, the Proposal requests that Adobe submit for stockholder approval all of its equity-based compensation plans, whether or not they apply to executive officers. However, Adobe has already obtained stockholder approval for those plans that permit new grants to be made to executive officers. In order to preserve the deductibility of compensation in excess of $1 million, if any, that is paid to Adobe's five most highly compensated executive officers, it must submit the option plans pursuant to which these individuals receive grants for stockholder approval as required by Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"). Because Adobe's intention is to preserve the deductibility of compensation made to its senior executive officers as permitted by Section 162(m) of the Code, Adobe has granted and intends to grant equity awards to these senior executive officers only under stockholder approved plans. Adobe uses the Amended 1994 Stock Option Plan (the "1994 Plan") and the 1994 Performance and Restricted Stock Plan (the "Performance Plan") to award new equity compensation grants to those individuals. Thus, the Proposal, if implemented, would not relate to plans pursuant to which the Company provides executive compensation, but rather only those plans that the Company uses for its employees generally.

Accordingly, the Proposal would clearly restrict the ability of the Company's Board of Directors to determine the types of compensation paid to employees of the Company generally. The level and form of such compensation should appropriately be left, as an ordinary business matter, to the management and Board of Directors of the Company.

B. The Proposal is based on the Company's "Choice of Accounting Methods."

The Division has repeatedly acknowledged that proposals addressing a registrant's "choice of accounting methods" are excludable under Rule 14a-8(i)(7). General Electric Co. (January 17, 2001) (proposal requested the company to stop using company pension trust funds to increase executive compensation and stock options); The Boeing Company (March 6, 2000) (proposal requested disclosure of the use of employee pension fund trust assets and surpluses in earnings statements). The Proposal relates to the Company's "choice of accounting methods" because it premises the request that all Adobe's equity compensation plans be submitted to stockholders for approval, in part, on the Company's choice of accounting for stock-based compensation plans by the "intrinsic value" method instead of the "fair value" method. Accordingly, the Proposal relates to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

In Intel Corp. (February 27, 2001); BellSouth Corp. (January 22, 2001); and AT& T Corp. (January 8, 2001), the Division concurred in the exclusion of proposals requesting each company to record the annual cost of stock options on their income statements and separate the equity portion of their balance sheets. The Division acknowledged that these proposals related to each company's "ordinary business operations (i.e., choice of accounting methods)."

Statement of Financial Accounting Standards No. 123 ("SFAS 123") permits a company to account for stock-based compensation plans under either the "fair value" method or the "intrinsic value" method, which is provided for under APB Opinion No. 25. The "fair value" method typically measures compensation cost at the grant date based on the fair value of the award and recognizes it as an expense in the income statement, usually over the vesting period. The "intrinsic value" method typically measures compensation cost as the excess of the market price of the stock at the grant date over the exercise price. Adobe, along with a majority of other publicly traded companies, uses the "intrinsic value" method of accounting for stock-based compensation plans.

Adobe has historically set the exercise price of its stock options at no less than the market price of the underlying stock on the grant date. As a result, it is not required to record expense related to stock options. However, in accordance with SFAS 123, the Company provides pro forma footnote disclosures of net income and earnings per share as if the "fair value" method had been used. Therefore, information on the impact of the fair value of stock options granted is publicly available in the Notes to the Company's Consolidated Financial Statements.

C. The Proposal addresses financial reporting and accounting policies not required by generally accepted accounting principles or applicable disclosure standards.

The Division has also acknowledged that proposals involving financial reporting and accounting policies that are not required by generally accepted accounting principles ("GAAP") or applicable disclosure standards are excludable under Rule 14a-8(i)(7). American Stores Co. (April 7, 1992) (proposal provided for company's annual report to stockholders to disclose earnings, profits and losses for each subsidiary and major retail operation); Pacific Gas & Electric Co. (December 13, 1989) (proposal to include average tax payment information per residential bill in the company's annual report to stockholders, as well as per share tax and interest payment information in the company's quarterly reports); and Minnesota Mining and Manufacturing Co. (March 23, 1988) (proposal related to the inclusion of an alternate gold standard summary in the company's annual report to shareholders).

As noted above, SFAS 123 permits a company to account for stock-based compensation plans under either the "fair value" method or the "intrinsic value" method. The "fair value" method of accounting for stock-based compensation plans is not required by GAAP or applicable disclosure standards.

The recitals to the Proposal and the Supporting Statement address financial reporting and accounting policies not required by GAAP or applicable disclosure standards, because they are based, in part, on the Company's method of accounting for stock-based compensation plans by the "intrinsic value" method instead of the "fair value" method. Accordingly, the Proposal is based, in part, on factors relating to the Company's "ordinary business operations" and is excludable under Rule 14a-8(i)(7).

D. The Proposal cannot be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

The Division has previously advised that it is not its practice to allow revisions under Rule 14a-8(i)(7)'s "ordinary business operations" exclusion. Therefore, if any portion of a proposal is excludable because it relates to a registrant's "ordinary business operations," the entire proposal may be excluded. E*TRADE Group, Inc. (October 31, 2000) (proposal related to establishment of shareholder value committee for the purpose of advising the board on potential mechanisms for increasing shareholder value); K-Mart Corporation (March 12, 1999) (proposal requested board to report company actions to ensure it does not purchase from suppliers using forced labor, convict labor, child labor or who fail to comply with laws protecting employee rights).

Notwithstanding the foregoing, the Company recognizes that proponents have been permitted to revise proposals when it was not clear whether the proposals were directed at "executive compensation" or the company's "general compensation matters." The Division has permitted proponents to revise such proposals to clearly apply to "executive compensation," which is outside the "ordinary business operations" of a company. El Paso Energy Corporation (March 9, 2001) (proposal to eliminate restricted stock grants referred to "executives" and "managers"); Milacron, Inc. (January 24, 2001) (proposal referred to "all officers and top management"); and Broadwing, Inc. (February 9, 2000) (proposal referred to "executives"). See also Division of Corporate Finance, Staff Legal Bulletin No. 14, Section E, Question 5 (July 13, 2001).

However, in those cases where proposals clearly apply to a registrant's "general compensation matters," the Division does not permit proponents to revise proposals to apply to "executive compensation." E. I. du Pont de Nemours and Company (March 15, 2001) (proposal referred to "no one" at a particular company site, meaning employees); Sempra Energy (January 30, 2001) (proposal related to stock options and stock-based compensation of "employees" generally); and AT&T Corp. (February 28, 2000) (proposal related to stock-based compensation generally). In the present instance, if the Proposal were modified to apply only to compensation plans under which grants are made to executive officers, it would already be implemented as all of such plans have been submitted to Adobe's stockholders for approval. The Proposal addresses the Company's "choice of accounting methods" and financial reporting and accounting policies not required by GAAP or applicable disclosure standards. The Proposal also addresses the Company's "general compensation matters," because it applies to compensation plans covering employees generally and is not limited to executive officers. Accordingly, the Proposal relates to the Company's "ordinary business operations" under Rule 14a-8(i)(7) and cannot be revised to cure those defects causing exclusion under Rule 14a-8(i)(7).

II. Under Rule 14a-8(i)(10), the Proposal may be omitted as it has been substantially implemented.

Rule 14a-8(i)(10) permits a registrant to omit a proposal if it "has already substantially implemented the proposal." For a proposal to be omitted under this rule, the proposal need not be implemented in full or precisely as presented – the standard is one of substantial implementation. Release No. 34-20091 (August 16, 1983). Adobe has substantially implemented the Proposal by having all its equity compensation plans (other than one plan, the 1999 Plan, that is available to all Adobe employees) approved by Adobe's stockholders.

The Company adopted the 1999 Plan on August 16, 1999 and amended the 1999 Plan most recently on September 20, 2001. The 1999 Plan is a "broadly based" plan that provides for the grant of options to Adobe's employees and consultants. Because the 1999 Plan does not provide for the grant of "incentive stock options," stockholder approval of the 1999 Plan is not required by the Code. The 1999 Plan is not required to be submitted to stockholders for approval under any other applicable law or exchange rule. Directors and executive officers of Adobe do not participate in the 1999 Plan as to new grants. The 1999 Plan is the only Adobe equity compensation plan that has not been approved by Adobe's stockholders.

As part of its basic compensation strategy, Adobe sponsors several equity compensation plans and all of these plans, except the 1999 Plan, have been submitted to its stockholders for approval. Historically, Adobe has utilized stock options, restricted stock, performance shares and other equity awards to motivate and retain its employees since the adoption of the Company's 1984 Stock Option Plan, as amended, which plan was originally approved by stockholders in February 1985.

The Company presently submits all of its compensation plans under which it makes grants to executives for approval by its stockholders and has stated its intention to do so in the future. In order to preserve the deductibility of compensation in excess of $1 million, if any, that is paid to Adobe's top five most highly compensated executive officers, it must submit for stockholder approval the option plans pursuant to which these individuals receive grants as required by Section 162(m) of the Code. The Company has articulated its policy of preserving the deductibility of its executive compensation to the maximum extent possible. See Adobe's 2001 Proxy Statement, Compensation Committee Report, Compensation Policies. In order to achieve that goal, the stock options and performance shares granted to Adobe's five most highly compensated executive officers must be made pursuant to a stockholder-approved plan. Adobe has submitted to its stockholders for approval the plans pursuant to which compensation is to be paid to its most highly compensated executives and, in order to preserve deductibility, Adobe has stated its intention to do so in the future.

Adobe presently sponsors the 1994 Plan, which was submitted to and approved by its stockholders initially in August 1994. The 1994 Plan was resubmitted for stockholder approval each time the number of shares to be authorized for issuance thereunder was increased, with the most recent such amendment occurring in April 1997. The 1994 Plan is used to grant options to the Company's employees, including its executive officers. Also in 1994, the Company adopted the Performance Plan, which was approved by Adobe's stockholders in April 1994. The Performance Plan was later amended to increase the number of shares authorized for issuance thereunder and to increase the limitation imposed on each participant. These amendments were approved by Adobe's stockholders in April 1998.

Adobe's non-employee directors participate in the 1996 Outside Directors Stock Option Plan, as amended (the "Directors Plan"), which provides for the granting of non-qualified stock options to the Company's non-employee directors. The Directors Plan was initially approved by Adobe's stockholders in April 1996 and, in April 2000, Adobe's stockholders approved an increase in the number of shares authorized for issuance under the Directors Plan.

Adobe also sponsors the 1997 Employee Stock Purchase Plan that permits eligible employee participants to purchase shares of its common stock at a discount through payroll deductions. The ESPP was approved by Adobe's shareholders in April 1997, as is required to secure tax-favored status for ESPP participants under Section 423 of the Code, and an increase in the number of shares authorized for issuance under the ESPP was approved by Adobe's stockholders in April 1999.

In accordance with rules promulgated by the Nasdaq National Market, Adobe's stockholders have approved all compensation plans under which any director or senior executive may receive a grant of stock options or other equity-based awards, and all amendments to increase the number of shares authorized for issuance under such plans, other than the broadly-based 1999 Plan that is available to all employees of Adobe, for which such approval is not required by rules of the Nasdaq National Market.

In previous no-action letters, the Division has found that "a determination that the company has substantially implemented the proposal depends upon whether its particular policies, practices, and procedures compare favorably with the guidelines of the proposal." Texaco Incorporated (available March 28, 1991). In essence, the Proposal asks Adobe to have its equity-based compensation programs approved by the Company's stockholders. As Adobe has substantially implemented this policy to date, the Proposal may be properly excluded under Rule 14a-8(i)(10).

III. Under Rule 14a-8(i)(3), the Supporting Statement may be omitted because it is misleading as it omits material facts.

The Supporting Statement contains numerous statements that are false and/or misleading in violation of Rule 14a-9, which justifies its omission under Rule 14a-(8)(i)(3). If the Supporting Statement is not omitted in its entirety, the Company believes that portions of it may be omitted pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that if a supporting statement is contrary to any of the Commission's proxy rules and regulations, including Rule 14a-9, it may be omitted. Rule 14a-9 prohibits solicitations that omit any material fact necessary in order to make the statements not false or misleading. The Supporting Statement is misleading because it fails to provide all of the information necessary to enable the stockholders reading the Supporting Statement to consider its validity.

First, the Supporting Statement speaks of the "right of shareholders to vote on equity compensation plans." As mentioned previously, there is no legal requirement or exchange rule that requires broad-based equity compensation plans to be submitted to a stockholder vote. Indeed, the Nasdaq National Market's rules specifically exclude equity plans that meet the requirements of a broadly-based plan from its shareholder approval requirements. Additionally, Adobe has submitted those plans that it is required to or that it deems advisable for stockholder approval. To suggest that stockholders have a general right to approve stock option plans is misleading.

Second, the Supporting Statement indicates that options may be granted under the 1999 Plan to employees "including executive officers." As mentioned above, Adobe has never granted options under the 1999 Plan to any individual who at the time of grant was an "executive officer" of the Company, as defined in Rule 3a-7 under the Exchange Act, who are the Company's reporting persons for purposes of Section 16 of the Exchange.

Third, the Supporting Statement provides that Adobe does not take a charge to earnings with relation to its stock option grants that are made at market prices. The Supporting Statement does state that SFAS 123 permits a company to account for stock-based compensation plans under either the "fair value" method or the "intrinsic value" method and that the "fair value" method of accounting for stock-based compensation plans is not required by GAAP or applicable disclosure standards. However, the Supporting Statement does not indicate that, in accordance with SFAS 123, the Company provides pro forma footnote disclosures of net income and earnings per share as if the "fair value" method of accounting for stock options had been used. Therefore, information on the impact of the fair value of stock options granted is publicly available in the Notes to the Company's Consolidated Financial Statements. Thus, the insinuation in the Supporting Statement that "[s]hareholder approval is especially important as a source of discipline on managements [sic] and boards that provide for no related option expense" is misleading, as this information does appear in the Company's public filings.

* * * * *

Conclusion

By copy of this letter, TIAA-CREF is being notified that for the reasons set forth herein the Company intends to omit the Proposal, and the supporting statement thereto, from its Proxy Statement. As previously stated, we request that the Commission confirm that it will not recommend any enforcement action if the Company omits the Proposal from its Proxy Statement. We would appreciate an opportunity to confer with the Commission concerning these matters prior to the issuance of your response in the event you disagree with the Company's conclusion. If you need any additional information, please call either of the undersigned.

Sincerely,

M. Coleman /MJ

Michael J. Coleman
(650) 838-3711

D. Lilienfeld /MJ

Doreen E. Lilienfeld
(415) 616-1174

cc: TIAA/CREF (w/enclosures via Certified Mail Return Receipt Requested, No. __________)

Cheryl House (w/enclosures via Facsimile)
Adobe Systems Incorporated

TIAA CREF

Teachers Insurance and Annuity Association
College Retirement Equities Fund
730 Third Avenue/New York, NY 10017-3206
212 490-9000

Kenneth A. Bertsch
Director, Corporate Governance
Tel: (212) 916-4972
Fax: (212) 916-6383
kbertsch@tiaa-cref.org

October 30, 2001

To: Colleen M. Pouliot
Senior Vice President, General Counsel & Secretary
Fax: 408-537-4028

From: Kenneth A. Bertsch
Tel: 212-916-4972

4 pages

Dear Ms. Pouliot:

Attached is a shareholder resolution that the College Retirement Equities Fund wishes to file with Adobe Systems, concerning shareholder approval policy for stock option plans. B. Kenneth West, Senior Consultant to TIAA-CREF on corporate governance, has had some discussions with Bruce Chizen on this issue. We submit the resolution now because of the looming deadline, to protect our right to raise the question in this way.

We welcome further dialog, and stand prepared to withdraw the resolution if we are satisfied with discussions on the issue.

Please feel free to contact Peter C. Clapman, TIAA-CREF Senior Vice President and the head of our corporate governance program (telephone 212-916-4232); Mr. West (212-916-6605) or myself (212-916-4972) if we can clarify any issues related to this resolution, or to TIAA-CREF's corporate governance program.

Best wishes,

[signature]

Teachers Insurance and Annuity Association
College Retirement Equities Fund
730 Third Avenue/New York, NY 10017-3206
212 490-9000

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
Tel: 212 916-4232
Fax: 212 916-5813

October 30, 2001

Colleen M. Pouliot
Senior Vice President, General Counsel & Secretary
Adobe Systems Incorporated
345 Park Avenue
San Jose, California 95110-2704

Dear Ms. Pouliot:

Please be advised that I, Peter C. Clapman, Senior Vice President and Chief Counsel, Investments of COLLEGE RETIREMENT EQUITIES FUND, on behalf of

COLLEGE RETIREMENT EQUITIES FUND ("CREF")
730 Third Avenue
New York, New York 10017
Tel. No. (212) 916-4232

hereby submit the enclosed shareholder resolution to be presented at the next annual meeting of Adobe Systems Incorporated. A CREF representative whose name will be timely submitted will be present to support the resolution.

CREF holds 2,179,794 shares of Adobe Systems Incorporated common stock, which has a value of $68,000,000, and has held shares valued at $2,000 of Adobe Systems Incorporated for a period in excess of one year prior to the date of this submission. CREF intends to hold a sufficient number of shares as are required under the proxy rules for eligibility purposes through the date of the annual meeting.

Enclosed herewith are the shareholder proposal and supporting statement. Also enclosed is a letter from Bankers Trust Company, the recordholder of shares of Adobe Systems Incorporated owned beneficially by CREF, evidencing CREF's eligibility to submit a shareholder proposal.

Very truly yours,

Peter C. Clapman

cc: Bruce R. Chizen
Enclosures

RESOLUTION TO ADOBE SYSTEMS

WHEREAS, the Company's Board of Directors has adopted a stock option plan that could materially dilute ownership positions of existing shareholders, and the Board did not seek shareholder approval for the plan;

WHEREAS, we believe that good corporate governance requires consultation by the Company with its shareholders on such equity compensation plans;

WHEREAS, the role of shareholders in approving option plans is particularly critical, in our view, for companies that show zero expense in their income statements for the cost of fixed-price options, as is the case with Adobe Systems;

RESOLVED: That shareholders request the Board of Directors to submit all equity compensation plans (other than those that would not result in material potential dilution) to shareholders for approval.

SUPPORTING STATEMENT

Stock option plans have been used for many years by corporations to provide incentives for attracting and retaining qualified employees. Shareholders generally, and the proponent of this resolution, have supported the reasonable use of stock options. However, excessive dilution of shareholders' equity related to such plans can be unfair and costly to existing shareholders.

We are concerned that in recent years, some companies have bypassed shareholders, instituting potentially dilutive stock option plans without asking for approval from shareholders. This contrasts with many companies that appreciate the important role of shareholders in this arena, and that, in their discretion, submit all stock option plans to shareholders even if current law and exchange listing requirements do not require it.

Adobe Systems did not seek shareholder approval for its 1999 Nonstatutory Stock Option Plan, which, according to company filings with the SEC, authorizes about 25 million shares of common stock for issuance. Under the plan, options may be granted to employees (including executive officers) and consultants. This is in addition to other substantial equity compensation plans that could result in what we believe is substantial dilution of current stockholders. Dilution from the 1999 Nonstatutory Stock Option Plan could be substantial not only because of the number of shares authorized, but also because the Board could add to the plan, and apparently reserves the power to reprice stock options, as the company did with regard to options from other plans for executive officers and others in 1998.

We are particularly concerned that options may be overused because Adobe does not take a charge in the earnings statement for costs of fixed-price options. Although the Financial Accounting Standards Board permits this practice, it prefers an accounting approach that would entail an earnings charge for cost of fixed-price stock options. Shareholder approval is especially important as a source of discipline on managements and boards that provide for no related option expense.

By supporting this resolution, shareholders can send a message that we care about the right of shareholders to vote on equity compensation plans, and that we want the Board to submit such plans to shareholders for their approval.

SHEARMAN & STERLING

FAX: 650-838-3699

1080 MARSH ROAD
MENLO PARK, CA 94025
650 838-3600

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:
(650) 838-3711

January 22, 2002

BY HAND

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Stockholder Proposal for Inclusion in
Adobe Systems Incorporated 2002 Annual Proxy Statement

Ladies and Gentlemen:

On behalf of our client, Adobe Systems Incorporated, a Delaware corporation (the "Company" or "Adobe"), we respectfully submit six copies of the following rebuttal to the response letter (the "Response Letter"), dated January 14, 2002, by Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF") to our no-action request to the Division of Corporate Finance (the "Division") of the Securities and Exchange Commission (the "Commission") under Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that was submitted on December 14, 2001 (the "No-Action Request").

We have previously filed with the Commission six copies of the proposal, dated October 30, 2001 (the "Proposal"), submitted by TIAA-CREF for inclusion in the Company's proxy statement for its 2002 Annual Meeting of Stockholders (the "Proxy Statement"), the supporting statement thereto (the "Supporting Statement"), and a copy of our No-Action Request on December 14, 2001. The Company still expects to hold its 2002 Annual Meeting of Stockholders in April 2002 and to distribute the Proxy Statement on or about March 5, 2002.

The Company remains of the view that the Proposal and Supporting Statement may be properly omitted from the Proxy Statement for the reasons set forth in the No-Action

Request. The Company would, however, like to take this opportunity to respond to certain of the points addressed in the Response Letter, particularly in light of the fact that the Commission adopted new rules requiring enhanced disclosure regarding equity compensation plans following the submission of the No-Action Request.

At its essence, the Proposal attempts to interfere with the manner in which the Company compensates its rank-and-file employees, which is clearly within the "ordinary business" exclusion of Rule 14a-8(a)(7) as it is a matter for management consideration rather than shareholder approval. In its final rules regarding the submission of shareholder proposals, the Commission summarized the principal considerations in the Division's application of the ordinary business exclusion. The Commission stated that the general underlying policy is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." Final Rule: Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998). The Division has consistently ruled that rank-and-file employee compensation matters clearly fall within this policy. TIAA-CREF argues in its Response Letter that its Proposal does not involve shareholder "micromanaging," but by requesting that Adobe's Board submit for shareholder approval plans under which the Company compensates its rank-and-file employees, the Proposal would permit shareholders to insinuate themselves in the Company's day-to-day management regarding methods of compensation.

TIAA-CREF attempts to bolster its position by invoking certain policy concerns, but its policy arguments are misplaced for the following reasons.

1. The Commission's new disclosure rules neither require nor request that all equity compensation plans be submitted for shareholder approval.

The Response Letter refers to the fact that, on December 21, 2001, the Commission adopted enhanced disclosure rules regarding equity compensation plans. Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189 (December 21, 2001). However, these new rules relate to the disclosure of the number of outstanding options, warrants and rights granted by registrants to participants in equity compensation plans, as well as the number of securities remaining available for future issuance under these plans. The new rules require registrants to provide this information separately for equity compensation plans that have not been approved by security holders, and to file with the Commission copies of plans that have not been approved by shareholders unless they are immaterial. Adobe intends to voluntarily comply with the Commission's new disclosure requirements this year and has already filed the 1999 Nonstatutory Stock Option Plan with the Commission.

The new rules do not, however, require shareholder approval of plans for which approval is not required by other applicable laws or regulations. Moreover, because the new rules specifically require disclosure related to plans that have not been approved by shareholders, the Commission has acknowledged in imposing these disclosure requirements that there are equity-compensation plans that can be appropriately implemented without shareholder approval.

2. The Proposal Seeks to Subject Adobe to Shareholder Approval Requirements That Are Not Required of Other Registrants Under Applicable Law or Stock Exchange Rules.

The Company acknowledges that both the New York Stock Exchange ("NYSE") and Nasdaq have considered proposals relating to revising the shareholder approval requirements for equity compensation plans. However, these revisions have not been implemented. To request that Adobe's Board of Directors submit for shareholder approval its equity-based compensation plans on account of the TIAA-CREF Proposal would subject it to requirements that have not been espoused by the Commission, the NYSE or the Nasdaq. This would put the Company on unequal footing with all other registrants, which are not required to submit for shareholder approval plans that satisfy their applicable exchange's requirements with respect to broadly-based plans.

Conclusion

We renew our request that the Commission confirm that it will not recommend any enforcement action if the Company omits the Proposal from its Proxy Statement for the reasons set forth above and in the No-Action Request. We would appreciate an opportunity to confer with the Commission concerning these matters prior to the issuance of your response in the event you disagree with the Company's conclusion. If you need any additional information, please call either of the undersigned.

Sincerely,

Michael J. Coleman /pm

Michael J. Coleman
(650) 838-3711

Doreen E. Lilienfeld /pm

Doreen E. Lilienfeld
(415) 616-1174

cc: TIAA/CREF (via overnight courier)
Cheryl House
Adobe Systems Incorporated (via facsimile)

TIAA CREF

Teachers Insurance and Annuity Association
College Retirement Equities Fund
730 Third Avenue/New York, NY 10017-3206
212 490-9000

Peter C. Clapman
Senior Vice President and Chief Counsel, Corporate Governance
Tel: 212 916-4232
Fax: 212 916-5813

January 14, 2002

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth St. N.W.
Judiciary Plaza
Washington, D.C. 20549

Ladies and Gentlemen:

I am writing in reference to the letter, dated December 14, 2001 (the "No-Action Request"), submitted by Shearman & Sterling to the Office of Chief Counsel of the Division of Corporation Finance (the "Division") on behalf of Adobe Systems Incorporated (the "Company"). In the No-Action Request, Shearman & Sterling on several grounds asked the staff of the Division to confirm that it would take a no-action position if the Company omits from its proxy statement for its 2002 annual meeting a proposal submitted by the College Retirement Equities Fund ("CREF") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). For the reasons discussed below, each of these arguments is mistaken, and there is no appropriate basis on which the Company may omit the Proposal from its proxy statement.

CREF has proposed to include in the Company's proxy statement a resolution requesting the Company's Board of Directors to submit for shareholder approval all material equity compensation plans (the "Proposal"). CREF believes that the use of equity-based compensation plans raises fundamental policy issues on which shareholders should have the right to express their views. Shareholders have a vital interest in the use of corporate stock to compensate employees, whether or not limited to senior management, because it can have a significant dilutive effect on the shareholders' investment. The use of equity-based compensation plans raises important policy and corporate governance concerns that have been widely discussed in the investment community, the press, and by regulators, as evidenced by recent regulatory proposals and statements by the NYSE and Nasdaq, as well as enhanced disclosure rules recently implemented by the SEC. Accordingly, based on the standards applied by the staff of the Division in the past, the Proposal must be included in the Company's proxy statement.

I. The Proposal Raises Significant Policy Issues and Is Not Excludible from the Proxy Statement as "Ordinary Business."

The No-Action Request states three bases for excluding the Proposal pursuant to Rule 14a-8(i)(7), which allows an issuer to exclude a shareholder proposal if it "deals with a matter relating to the company's ordinary business operations." However, each of those arguments misstates the nature of the ordinary business exclusion and the CREF Proposal.

A. Because the Use of Equity Compensation Plans Presents Important Policy and Corporate Governance Questions, the Proposal Is Not Excludible Under Rule 14a-8(i)(7) as a "General Compensation Matter."

1. Shareholder Proposals Raising Significant Policy Issues May Not Be Excluded from Proxy Solicitation Materials Under 14a-8(i)(7) Even If They Address Employee Compensation Matters.

The No-Action Request argues that, because the Proposal would apply to compensation of general employees as well as executives, the Proposal is excludable as a "general compensation matter." The No-Action Request states that although shareholder proposals limited to executive and director compensation are not excludible, proposals addressing compensation of rank-and-file employees have previously been deemed excludible as "general compensation matters" falling under the scope of the ordinary business operations exclusion in Rule 14a-8(i)(7).

However, the No-Action Request fails to acknowledge the Division's position that proposals regarding "general compensation matters" are not automatically excludable under Rule 14a-8(i)(7) if they address significant social or policy issues. In 1998, the SEC staff issued a release formally recognizing that shareholder proposals raising "significant social policy issues" are not excludible under the "ordinary business operations" exception set forth in Rule 14a-8(i)(7).[1] In adopting this policy, the SEC reinstated its previous position that shareholder proposals addressing matters with "significant policy, economic or other implications" should not be excluded as ordinary business.[2] Rather than categorically excluding broad categories of proposals as ordinary

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[1] Amendments to Rules on Shareholder Proposals, Release No. 34-40018 (May 21, 1998) ("1998 Release").

[2] Adoption of Amendments Relating to Proposals by Security Holders, Release No. 12999 (November 22, 1976).

business, the Division makes a case-by-case determination of whether particular shareholder proposals raise substantive policy issues.[3]

2. *The CREF Proposal Addresses Precisely the Kind of Significant Policy Issues Meant to Be Outside the Scope of the 14a-8(i)(7) Ordinary Business Operations Exception.*

The issue of shareholder approval for equity-based compensation plans is among the most significant corporate governance issues currently confronting regulators, corporations, and investors. In fact, the issue was described by then SEC Chairman Arthur Levitt as a "matter of fundamental fairness and sound corporate governance."[4]

a. The Reform Proposals Under Consideration by the NYSE and Nasdaq Demonstrate that the Issue of Shareholder Voting Rights on Equity Compensation Plans Raises Critical Policy Issues.

Both the NYSE and Nasdaq are currently considering reform proposals that would significantly strengthen shareholder approval requirements for equity compensation plans. In 1998, the NYSE, acknowledging that its rule on broad-based plans had stirred great controversy and policy concerns of corporate governance consequence, formed a Special Task Force on Stockholder Approval Policies (the "NYSE Task Force"), composed of members of all of the NYSE's constituencies, to consider reforms of the shareholder approval requirements for equity compensation plans. In 1999, the NYSE Task Force, which included both issuer and shareholder representatives, issued a proposed new rule (the "Task Force Proposal") that would require shareholder approval for: (1) almost all equity compensation plans affecting officers and directors; and (2) "broad-based" plans that potentially involve material dilution of shareholder equity regardless of whether corporate officers or directors could receive awards under such plans. In releasing this proposal, the NYSE Task Force specifically argued that an exemption from shareholder voting requirements for plans covering officers and directors "no longer rest[s] on sound public policy," and that "[e]ven as to plans in which directors and officers do not participate...shareholder approval of most plans should be required."[5] Moreover, in requesting comments on the report, the NYSE explicitly underlined the

[3] 1998 Release.

[4] Levitt Urges Investor Advocates, Institutional Investors to Weigh in on New Nasdaq Shareholder Dilution Rules, http://www.sec.gov/news/headlines/tellnasd.htm (Jan. 11, 2001) ("Levitt Statement").

[5] Report of the New York Stock Exchange Special Task Force on Stockholder Approval Policy, http://www.nyse.com/pdfs/policy.pdf (October 1999) ("NYSE Task Force Report").

significance of this issue, stating that the "role of shareholders in the authorization of stock option plans...is now at the forefront of the corporate governance agenda."[6] Nasdaq has previously requested comment on the Task Force Proposal, eliciting 239 substantive comment letters, and continues to be engaged in a high-level evaluation of this issue.[7]

Moreover, both current SEC Chairman Harvey Pitt and former SEC Chairman Arthur Levitt have encouraged the creation and implementation of the reform efforts being considered by the NYSE and Nasdaq.[8] Voicing his support for a policy that mandates "shareholder approval of any plan that materially dilutes [shareholders'] ownership interest [as] a matter of basic corporate fairness," former Chairman Levitt stated "shareholders must have a voice when their investment in a company is being materially diluted."[9] The endorsement of these reform efforts from the highest levels of the SEC clearly demonstrates the significance of the policy issues surrounding shareholder approval of equity compensation plans.

b. This Issue Has Been the Subject of Widespread Public Debate.

The reform efforts have generated significant public interest and debate. The Task Force received more than 160 comments,[10] including many from investor groups strongly urging that all equity compensation plans be submitted to shareholders for approval. Moreover, the reform efforts have won the support of major organizations representing both business and shareholder interests. Recently, Financial Executives International

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[6] Letter from Catherine R. Kinney, Group Executive Vice President, Competitive Position Group, NYSE, to Corporate Secretaries of Listed Companies 1 (December 20, 2000), http://www.nyse.com/pdfs/policy.pdf.

[7] Bulletin, The Nasdaq Stock Market Solicits Comments on Stock Option Proposals (December 5, 2000); Memo from Nasdaq Listing and Hearing Review Council on "Shareholder Approval for Stock Option Plans (October 2, 2001).

[8] *See* Vicky Stamas, *Markets: Option-Disclosure Rule OKd; Securities: SEC Requires Firms to Tell Shareholders More About Stock Offered to Workers in Compensation Plans*, L.A. TIMES, at C4, *available at* 2001 WL 28938090 (criticizing the delay in implementation of the new rules as "unfortunate," Pitt stated "We will have to make it clear to the NASD that although it was a request, it was expected to be implemented. They should move with alacrity.") *See also*, Levitt Statement.

[9] *Id.*

[10] Task Force Report at 1.

("FEI"), a leading international organization of 15,000 members including CFOs, controllers, treasurers, tax executives and other senior financial executives, wrote to the NYSE and Nasdaq expressing "enthusiastic" support for rule revision. Philip D. Ameen, Chair of FEI's Committee on Corporate Reporting and Vice President and Comptroller of General Electric Company, stated that "[w]e firmly believe that the matter of employee stock option issuance is a corporate governance matter." Voicing support for both major objectives of the Task Force Proposal, Ameen wrote:

> "We believe that because such plans have the potential for diluting the ownership interest of existing shareholders, existing shareholders should have the right to approve them. We believe that shareholders have the ability and should be given the right to act in their own best interests in this regard."[11]

c. The SEC's New Disclosure Rules for Equity Compensation Plans Reflect Shareholders' Legitimate Interest In Equity-Based Compensation of All Employees.

Several weeks ago, the SEC adopted new rules requiring enhanced disclosure regarding equity compensation plans, and in its adopting release the SEC recognized the corporate governance and equity dilution concerns raised by such plans. In one of the significant reforms in these new rules, the SEC specifically imposed enhanced disclosure requirements with respect to plans that had not been submitted to shareholders for approval. The SEC stated, "[s]ince the distribution of equity may result in a significant reallocation of ownership in an enterprise between existing security holders and management and employees, investors have a strong interest in understanding a registrant's equity compensation program."[12] Moreover, the SEC declared that specific information regarding equity plans adopted without shareholder approval "may be important to investors in making informed voting and investment decisions."[13] Because these rules acknowledge investors' strong interest in information about equity compensation plans affecting non-executives and executives alike, and the dilution

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[11] Letter from Philip D. Ameen, Chair, Committee on Corporate Reporting, Financial Executives International, to Robert Aber, Senior Vice President, and Sara Bloom, Associate General Counsel, The Nasdaq Stock Market, Inc., December 10, 2001, page 2.

[12] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189 (December 21, 2001).

[13] *Id.*

concerns that these plans raise, they amount to a recognition by the SEC that *all* equity compensation plans raise "significant policy issues" of direct relevance to shareholders.

d. The CREF Proposal Focuses on the Precise Considerations at Stake in This Ongoing Public Policy Discussion.

The CREF Proposal addresses the same issue at stake in the Task Force Proposal and the new SEC disclosure rules—the dilution of shareholder equity through equity compensation plans. We concur with the unanimous conclusion of the diverse 17-member NYSE Task Force, as well as with former Chairman Levitt, that these concerns justify a shareholder voting requirement. The potential for the significant redistribution of corporate ownership from existing shareholders to employees through equity compensation applies equally to all equity compensation plans. Moreover, such equity dilution adversely affects existing shareholders irrespective of whether the compensation is granted exclusively to senior executives or through plans that cover rank-and-file employees as well. This dilutive effect is in no way contingent on the employment responsibilities of the recipient. Accordingly, shareholders should have a right to express their views on the use of such plans whether or not they cover rank-and-file employees as well as officers.

3. Inclusion of the CREF Proposal Is Consistent with the Division's Interpretation of "Ordinary Business" Under Rule 14a-8(i)(7).

As demonstrated above, the issue of stockholder voting on equity compensation plans addressed in the CREF Proposal presents precisely the kinds of significant policy and economic considerations meant to be outside the "ordinary business operations" category. The Task Force Proposal under consideration by the NYSE and Nasdaq, the widespread policy discussions prompting these proposals, and the recently adopted SEC disclosure rules all clearly illustrate the significance of the policy concerns at stake, and demonstrate that the Proposal falls well outside of the scope of Rule 14a-8(i)(7). The dilution of shareholders' equity interests directly and meaningfully implicates the rights and economic interests of shareholders. Accordingly, this issue goes to the very heart of responsible corporate governance and is properly the subject of shareholder voting.

In fact, in the context of option repricing, the Division has already recognized that the policy implications of general employee equity-compensation plans can take such proposals outside of the scope of ordinary business operations under Rule 14a-8(i)(7). General DataComm Industries ("GDC") (December 9, 1998). The GDC letter concerned a shareholder proposal requiring shareholder approval for repricing of stock options. The Division determined that the GDC shareholder proposal did not concern "ordinary business" under 14a-8(i)(7) despite the fact that the proposal affected options granted to non-executive employees, and declined to take a no-action position if GDC omitted the proposal from its proxy materials.

The Division should logically extend the analysis in its General DataComm no-action decision to deny the present No-Action Request. In General DataComm, the SEC determined that option repricing did not constitute "ordinary business" under 14a-8(i)(7) because of the "widespread public debate concerning option repricing and the increasing recognition that the issue raises significant policy issues." Similarly, in another no-action decision applying the social policy exception to 14a-8(i)(7), the SEC again focused on "widespread public debate" and the public recognition of "social and corporate policy issues" as indicators that the ordinary business exclusion did not apply. International Business Machines Corporation (February 16, 2000) (denying no-action request regarding an employer's switch from defined benefit pension plans to cash-balance plans).

Because the General DataComm proposal and the CREF Proposal raise precisely the same issues of public policy and corporate governance, they are both clearly outside of the scope of general business operations under Rule 14a-8(i)(7) on the same basis. In fact, the issue of shareholder voting rights on general equity compensation plans is a key part of the very same "widespread public debate" and "increasing public recognition" that were the basis for the Division's decision in General DataComm. Both issues generate the same legitimate shareholder policy concerns regarding corporate governance and equity dilution. Proposals that would require shareholder voting for repricing of stock options clearly raise the same issues as proposals involving the right of shareholders to approve equity compensation plans in the first place.

The No-Action Request simply does not substantively address these unique economic and corporate governance policy questions. Instead, the letter simply notes a series of equity compensation-related shareholder proposals that have previously been considered within the scope of the ordinary business exclusion. Comshare, Incorporated (September 5, 2001); ConAgra Foods, Inc. (June 8, 2001); Sempra Energy (January 30, 2001); AT&T Corp. (February 28, 2000); Bio-Technology General Corp. (April 28, 2000). Each of these granted no-action requests admittedly concerned shareholder proposals affecting equity compensation plans; however, none of those proposals was squarely focused on the issue of shareholders' rights to vote on such equity compensation plans. Rather, the proposals related to the terms of the plans or the basis on which such compensation was granted. *See, e.g.*, Comshare, Incorporated (September 5, 2001) (shareholder proposal requiring management to disclose strategy for awarding stock options and setting forth principals to be followed in awarding such options); ConAgra Foods, Inc. (June 8, 2001) (shareholder proposal to amend terms of existing stock option plan); Sempra Energy (January 30, 2001) (shareholder proposal to limit terms under which options can be offered); AT&T Corp. (February 28, 2000) (shareholder proposal to amend option plan to set standard for determining option price); and Bio-Technology General Corp. (April 28, 2000) (shareholder proposal to limit exercise price under option plan).

Thus, the CREF Proposal is clearly distinguishable from the precedents cited on this point in the No-Action Request. Unlike those proposals, the CREF Proposal focuses on the precise policy issue raised in the Task Force Proposal—the need for shareholder voting rights with respect to equity compensation plans. Rather than setting forth particular principals, rules, or standards to be used in producing or implementing such plans as in those cited no-action letters, the CREF Proposal would require a simple up or down shareholder vote on plans designed by management. This distinction is significant because the 1998 Release specifically noted that one of the major factors that the staff considers in determining whether a shareholder proposal addresses "ordinary business" is whether the proposal would involve shareholder "micromanaging" of the company by "probing too deeply into matters of a complex nature upon which shareholders, as a whole, would not be in a position to make an informed judgment."[14] In this regard, unlike the cited no-action requests, the Proposal involves no danger of inappropriate shareholder "micromanaging" because the Proposal does not mandate specific guidelines or standards be followed in designing equity compensation plans.[15]

Moreover, since the no-action letters cited in the Company's No-Action Request were released, public recognition of this issue has intensified and the SEC itself has publicly acknowledged the significant policy issues raised by such plans. In this respect, it is noteworthy that the SEC released its new equity compensation plan disclosure rules just several weeks ago, well after the cited no-action letters were originally issued. In so doing, the SEC has officially acknowledged the dilution risks posed by such equity compensation plans.[16] This development reflects precisely the kind of "widespread public debate" and "increasing recognition of ...significant policy issues" relied upon in denying the General DataComm no-action request.

Shareholder voting on equity compensation plans raises significant and widely acknowledged corporate management, and equity dilution policy issues. Accordingly,

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[14] *See* 1998 Release.

[15] In a previous release concerning the ordinary business exclusion, the SEC noted that, "the basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Proposed Amendments to Rule 14a-8 Under the Securities Act of 1934 Relating to Proposals by Security Holders, SEC Release No. 34-19135 (October 14, 1982). However, because the shareholders already currently have voting rights with respect to executive compensation plans, extending this right to other compensation plans does not raise additional practicality questions.

[16] Final Rule: Disclosure of Equity Compensation Plan Information, Release Nos. 33-8048, 34-45189, available in LEXIS, 2001 SEC LEXIS 2664 (December 21, 2001) ("2001 Release").

Rule 14a-8(i)(7) does not provide grounds for exclusion of the Proposal as a "general compensation matter."

B. The CREF Proposal Does Not Propose Changes in the Company's "Choice of Accounting Methods" and Cannot Be Deemed Ordinary Business on that Basis.

The No Action Request's attempt to justify the exclusion of the CREF Proposal on the basis that the Proposal is directed at the Company's "choice of accounting methods" is similarly misplaced. The CREF Proposal focuses directly on the issue of shareholder voting on equity compensation plans, not on changing the Company's accounting methods. Although in a recital and the Supporting Statement, CREF mentions the Company's accounting practices, these criticisms are offered in the context of a specific request to the Company, a request to provide for shareholder approval of equity compensation plans. Unlike the no-action requests cited by Shearman & Sterling in this regard,[17] the CREF resolution is not aimed at the disclosure requirements for particular financial practices, but rather at the implementation requirements for particular types of employment plans. The CREF Proposal does not request any change in accounting, and the No-Action Request's arguments on this point are entirely spurious.

C. The Proposal Is Not Addressed at Financial Reporting and Accounting Policies and Cannot Be Deemed Ordinary Business on That Basis.

As noted above, the crux of the Proposal lies in shareholders' voting rights, not in Adobe's financial reporting or accounting policies. The CREF Proposal does not request, nor is it fundamentally addressed at, a change in Adobe's method of recording its equity compensation plans in its financial statements.

II. The CREF Proposal Has Not Been "Substantially Implemented" Under Rule 14a-8(i)(10), and Is Not Excludible on that Basis.

Shearman & Sterling argues that the CREF Proposal may be excluded from the proxy statement on the basis that the Company "has already substantially implemented" the Proposal. The No-Action Request contends that because the Company has in the past submitted most of its equity compensation plans for shareholder approval—that is, all plans except for the 1999 Nonstatutory Stock Option Plan (the "1999 Plan")—it has "substantially implemented" the Proposal. This argument is deficient in several respects and ignores the fact that shareholder approval of these other plans was either necessary to

[17] *See*, e.g., General Electric Co. (January 17, 2001); Boeing Company (March 6, 2000).

receive a desired tax treatment under the Internal Revenue Code of 1986, as amended, or required under the Nasdaq rules or other applicable regulations.

If the Proposal has already been "substantially implemented," then one has to wonder what the Task Force Proposal and new SEC disclosure rules are all about. Indeed, these initiatives seek essentially the same result as the CREF Proposal—providing information to shareholders about non-approved plans and giving shareholders a voice in the use of all equity-based compensation plans.

Moreover, the substantial implementation argument seeks to minimize the importance of the 1999 Plan. Although the Company does have several other equity compensation plans which were submitted for shareholder vote, the 1999 Plan clearly is an important piece of the Company's overall equity compensation program, not a minimal element as portrayed in the No-Action Request. As of September 20, 2001, the Adobe Board of Directors had authorized a total of 40.7 million shares under the 1999 Plan, equal to 17% of Adobe shares outstanding as of September 28, 2001. The Company added 15.5 million shares to the 1999 Plan between September 20, 2000, and September 20, 2001. The Company's 10-K description of its stock plans is vague, but in the SFAS 123 footnote to its financial statements, the Company indicated that under all plans it granted options on a total of 19.7 million shares in the fiscal year 2000 (the most recent period for which information is available). Currently, the 1999 Plan appears to be a major, perhaps the major, source of employee stock options at Adobe.

The "run-rate" (grants as a percentage of outstanding shares) for all option grants at Adobe is very substantial in our view. Grants of 19.7 million options in the fiscal year 2000 were equivalent to about 8.3 percent of shares outstanding. The Company also granted options at a rate of about 7.7 percent per year in the fiscal year 1999, and about 16.1% in the fiscal year 1998, for an average three-year run-rate of 10.7%. The median run-rate for 2,000 U.S. companies was 1.78% in 1998 and 1.94% in 1999.[18] It is not possible to calculate overall overhang at Adobe, since the Company does not publicly disclose the number of shares currently available for grant under stock option plans. In any case, potential dilution of shareholders to the extent of more than 10% per year, a major portion of which is from a plan not approved by shareholders, is clearly material to the interests of shareholders.

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[18] Stuart L. Gillan, TIAA-CREF Institute, "Option-Based Compensation: Panacea or Pandora's Box?", Journal of Applied Corporate Finance, Summer 2001. Author's calculations based on data from the Investor Responsibility Research Center.

Because the Company grants significant numbers of employee options under a plan that is not submitted for a shareholder vote, the Company clearly has not implemented the shareholder approval policy requested in the Proposal.

III. The CREF Supporting Statement Is Not Misleading, Nor Does It Omit Material Facts.

The Supporting Statement is not false or misleading. Adobe's arguments to the contrary essentially contend solely that there are counter-arguments to the views expressed by CREF. However, CREF is under no obligation to provide counter-arguments to its own position in the strictly limited 500 words allowed to the proponent under Rule 14a-8. The Company is at liberty to present those counter-arguments in its proxy statement response to the resolution.

First, contrary to assertion in the No-Action Request, the Supporting Statement does not indicate that there is any legal requirement or exchange rule requiring approval of the 1999 Plan. On the contrary, the statement makes clear that the proponent is raising an issue of the Board's discretion. There is no implication whatsoever that Adobe is in violation of Nasdaq rules.

Second the Supporting Statement accurately reports that the 1999 Plan as written *does* permit the awarding of equity grants to executive officers. The Company's claim that it has not made such grants from the 1999 Plan up until now is irrelevant.[19] The Company does not contradict the statement that options "may be granted" to executive officers; it simply presents arguments why it would be unwise to do so. Nevertheless, the terms of the 1999 Plan clearly permit equity compensation grants to officers. In the most recent version filed with the SEC, the 1999 Plan permits the Company to grant options "only to Employees and Consultants."[20] Because the definition of Employee under the Plan does not exclude executive officers, officers may be awarded options under the Plan.[21] In fact, the No-Action Request never disputes that the 1999 Plan as written

[19] In fact, this information was not previously available to shareholders, as far as we can tell.

[20] *See* S-8, Adobe Systems Inc., October 29, 2001.

[21] The Plan defines "Employee" as "any person treated as an employee in the records of a Participating Company" (meaning the parent corporation or any subsidiary corporation or affiliate.) It does not exclude officers. The plan does provide that "no Person shall be eligible to be granted an Option under the Plan whose eligibility would require approval of the Plan by the Stockholders of the Company under any law or regulation or the rules of any stock exchange or market systems upon which the Stock may then be listed." Adobe is listed on Nasdaq, and Nasdaq rules currently permit grants to officers from non-shareholder-

permits such grants. Thus, regardless of the Company's current intention regarding the use of the 1999 Plan, the plan by its terms allows grants to officers and thus the Supporting Statement is not misleading. Moreover, the resolution proposed by CREF is not directed at the 1999 Plan, and is directed only at equity compensation plans created in the future.[22]

Finally, the Supporting Statement is also accurate in reporting that Adobe does not take a charge in the earnings statement for the cost of fixed-price options. While Adobe discloses pro forma costs for stock-based compensation plans as required under GAAP, these costs are disclosed in footnotes only, and are not factored into the company's earnings using the preferred method specified in SFAS 123. The Supporting Statement is entirely accurate in this regard. Nevertheless, we are happy to amend the statement, so that the last sentence in the fourth paragraph of the Supporting Statement begins with the words, "In our view." Thus, the sentence would read, "In our view, shareholder approval is especially important as a source of discipline on managements and boards that provide for no related option expense."

IV. Conclusion

Because the Proposal concerns fundamental issues of social and corporate governance policy, and is not otherwise excludible under Rule 14a-8, we urge the Division to deny the no-action request submitted by Adobe on December 14, 2001.

Thank you for your time and attention to this matter.

Sincerely,

Peter C. Clapman

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approved plans, as long as they meet certain minimal requirements to be defined as "broad-based." See Marketplace Rule 4460(i)(1)(A). Essentially, under the Nasdaq "broad-based plan" exception, officer and director participants may receive options as long as they do not receive a majority of the grants.

[22] The proposed resolution states: "RESOLVED: That shareholders request the Board of Directors to submit all equity compensation plans (other than those that would not result in material potential dilution) to shareholders for approval."

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 1, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Adobe Systems Incorporated
Incoming letter dated December 14, 2001

The proposal requests that Adobe's board submit to shareholder vote all equity compensation plans "other than those that would not result in material potential dilution."

There appears to be some basis for your view that Adobe may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e. general compensation matters). Accordingly, we will not recommend enforcement action to the Commission if Adobe omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Adobe relies.

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney Advisor